Consent of Independent Registered Public Accounting Firm

ClearSign Combustion Corporation

12870 Interurban Avenue South

Seattle, Washington 98168

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated January 23, 2012, relating to the financial statements of ClearSign Combustion Corporation as of December 31, 2011 and 2010, and the related statement of operations, stockholders’ equity (deficit), and cash flows for each of the years ended December 31, 2011 and 2010, and for the period from inception (January 23, 2008) through December 31, 2011, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Gumbiner Savett Inc.

Santa Monica, California

February 7, 2012